                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------
                            (Amendment No. 38)

                        FoxMeyer Health Corporation
                (formerly named National Intergroup, Inc.)
- --------------------------------------------------------------------------
                             (Name of Issuer)

 Common Stock, par value $5.00 per                 636540-106
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Stephen E. Jacobs
               Weil, Gotshal & Manges LLP, 767 Fifth Avenue
                 New York, New York 10153, (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 17, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of    Pages)

 CUSIP No.       636540106               13D            Page  of


     1     NAME OF REPORTING PERSON:    CENTAUR PARTNERS IV

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         NA
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                New York


    NUMBER OF     7   SOLE VOTING POWER:       1,000
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     1,896,000**
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  1,000
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       1,896,000**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          1,896,000**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.3%

    14     TYPE OF REPORTING PERSON:*   PN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.       636540-106              13D            Page  of


     1     NAME OF REPORTING PERSON:    BUTLER EQUITIES II, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         NA
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                Delaware


    NUMBER OF     7   SOLE VOTING POWER:       -0-**
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     1,888,000**
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  -0-**

    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,888,000**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          1,888,000**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.26%

    14     TYPE OF REPORTING PERSON:*   PN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.       636540-106              13D            Page  of


     1     NAME OF REPORTING PERSON:    ESTRIN EQUITIES LIMITED
                                        PARTNERSHIP

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         NA
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                Maryland


    NUMBER OF     7   SOLE VOTING POWER:       -0-**
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     7,000**
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  -0-**
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       7,000**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          7,000**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .04%

    14     TYPE OF REPORTING PERSON:*   PN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.       636540-106              13D            Page  of


     1     NAME OF REPORTING PERSON:    ABBEY J. BUTLER

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         PF
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                UNITED STATES OF AMERICA


    NUMBER OF     7   SOLE VOTING POWER:       834,370**
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     -0-**
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  834,370**
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       -0-**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          834,370**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.67%

    14     TYPE OF REPORTING PERSON:*   IN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.       636540-106              13D            Page  of


     1     NAME OF REPORTING PERSON:    MELVYN J. ESTRIN

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*      (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF         NA
           FUNDS:*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF
           ORGANIZATION:                UNITED STATES OF AMERICA


    NUMBER OF     7   SOLE VOTING POWER:       858,851**
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     -0-**
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  858,851**
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       -0-**
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:          858,851**

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.81%

    14     TYPE OF REPORTING PERSON:*   IN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

               This Amendment No. 38 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1990, as amended through the date hereof (the "Schedule 13D"), by Centaur Partners IV, Butler Equities II, L.P., Estrin Equities Limited Partnership (formerly named Estrin Abod Equities Limited Partnership, "EE"), Abbey J. Butler and Melvyn J. Estrin, with respect to their ownership of the Common Stock, par value $5.00 per share, of FoxMeyer Health Corporation (formerly named National Intergroup, Inc., the "Company"). Unless otherwise indicted, all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

               (a) As of the date of this Amendment No. 38, members of the Centaur Partners Group owned an aggregate of 3,589,221 shares of Common Stock, representing approximately 20.09% of the outstanding shares of Common Stock (based upon 17,862,058 shares of Common Stock consisting of 16,772,778 shares outstanding as of June 28, 1996 as set forth in the Company's Annual Report for the fiscal year ended March 31, 1996 and 1,089,280 shares of Common Stock, assuming the exercise of immediately exercisable options to purchase 1,089,280 shares of Common Stock held by members of the Centaur Partners Group). The 3,589,221 shares of Common Stock excludes (i) an aggregate of 100,000 shares of Common Stock issuable upon the exercise of options, 33,333 of which will become exercisable on September 27, 1996, 33,333 of which will become exercisable on September 27, 1997, and 33,333 of which will become exercisable on September 27, 1998 and (ii) an aggregate of 800,000 shares of Common Stock issuable upon the exercise of options, 400,000 of which will become exercisable on June 3, 1997 and 400,000 of which will become exercisable on June 3, 1998.

               The shares of Common Stock beneficially owned by members of the Centaur Partners Group are as follows: Centaur IV, 1,896,000 (11.3% of the outstanding shares of Common Stock as of June 28, 1996 and inclusive of the shares owned directly by Centaur IV and shares owned directly by EE and BE); BE, 1,888,000 shares of Common Stock (11.26% of the outstanding shares of Common Stock as of June 28, 1996); EE, 7,000 shares of Common Stock (.04% of the outstanding shares of Common Stock as of June 28, 1996); Mr. Butler, 289,730 (4,130 of which are held through Mr. Butler's account in FoxMeyer Corporation's 401(k) plan), plus presently exercisable options to purchase 544,640 shares of Common Stock; and Mr. Estrin, 314,211 (3,756 shares of which are held through Mr. Estrin's account in FoxMeyer Corporation's 401(k) plan and 18,080 of which are held by two trusts for which Mr. Estrin is trustee), plus presently exercisable options to purchase 544,640 shares of Common Stock. The foregoing does not include an aggregate 900,000 shares of Common Stock issuable upon the exercise of options held by Mr. Estrin and Mr. Butler, of which options to acquire 100,000 shares of Common Stock begin to be exercisable, as described above, on September 27, 1996 and options to acquire 800,000 shares of Common Stock begin to be exercisable, as described above, on June 3, 1997. If all of the options (including the presently exercisable options to acquire 1,089,280 shares of Common Stock and the options not presently exercisable or exercisable within 60 days of the date hereof to acquire 900,000 shares of Common Stock) were exercised, Mr. Butler would own 1,284,370 shares of Common Stock (6.85% of the outstanding shares of Common Stock as of June 28, 1996 assuming the exercise of presently exercisable options to acquire 1,089,280 shares of Common Stock and the exercise of not presently exercisable options to acquire 900,000 shares of Common Stock) and Mr. Estrin would own 1,308,851 shares of the Common Stock (6.98% of the outstanding shares of Common Stock as of June 28, 1996 assuming the exercise of presently exercisable options to acquire 1,089,280 shares of Common Stock and the exercise of not presently exercisable options to acquire 900,000 shares of Common Stock).

               Except as set forth in this item 5(a), no member of the Centaur Partners Group or any of the persons or entities who may be deemed to control such entities own any shares of Common Stock.

               (b) As previously described in the Schedule 13D, each of EE and BE may be deemed to share with Centaur IV the power to vote and dispose of the shares of Common Stock owned by EE and BE. EE and BE each disclaim beneficial ownership of shares of Common Stock owned by the other and shares of Common Stock or options to purchase such shares owned by Mr. Estrin or Mr. Butler. The shares of Common Stock held by BE are subject to margin agreements with Smith, Barney Inc. ("Smith Barney"), Bear, Stearns & Co., Jefferies & Co. Inc. ("Jefferies"), and Donaldson, Lufkin & Jenrette Securities, Inc. ("DLJ"), with terms customary to such agreements. The shares of Common Stock held by EE are subject to a margin agreement with Jefferies, with terms customary to such agreements. The shares of Common Stock held by Mr. Estrin are subject to a margin agreement with Jefferies.

               (c) The information concerning transactions in shares of Common Stock by any of the members of the Centaur Partners Group since the filing of Amendment No. 37 to the Schedule 13D is set forth on
     Exhibit 1 attached hereto and incorporated herein by reference.

               Except as set forth in this Item 5 and Exhibit 1 hereto, there were no transactions in securities of the Company effected by any member of the Centaur Partners Group, or any of the persons or entities who may be deemed to control such entities, with respect to the shares of Common Stock beneficially owned by the Centaur Partners Group since the filing of Amendment No. 37 to the Schedule 13D.

     ITEM 7.  MATERIALS TO BE FILES AS EXHIBITS.
              ---------------------------------
               Information concerning transactions in the shares of Common Stock effected by any of the members of the Centaur Partners Group since the filing of Amendment No. 37 to the Schedule 13D is filed herewith as Exhibit 1 to this Schedule 13D.

                                   SIGNATURES
                                   ----------
               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 22, 1996

                                   CENTAUR PARTNERS IV

                                   By: Butler Equities II, L.P.

                                       By:  AB Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Abbey J. Butler
                                            ---------------------------
                                             Abbey J. Butler, President

                                   By: Estrin Equities Limited
                                         Partnership

                                       By:  HSG Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Melvyn J. Estrin
                                            ---------------------------
                                             Melvyn J. Estrin, President

                                   BUTLER EQUITIES II, L.P.

                                       By:  AB Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Abbey J. Butler
                                            ---------------------------
                                             Abbey J. Butler, President

                                   ESTRIN EQUITIES LIMITED PARTNERSHIP

                                       By:  HSG Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Melvyn J. Estrin
                                            ---------------------------
                                             Melvyn J. Estrin, President

                                            /s/ Melvyn J. Estrin
                                            ---------------------------
                                             Melvyn J. Estrin


                                            /s/ Abbey J. Butler
                                            ---------------------------
                                             Abbey J. Butler

                                  EXHIBIT INDEX

     Exhibit No.              Description
     -----------              -----------
          1. Information concerning transactions in the shares of Common Stock effected by any of the members of the Centaur Partners Group since the filing of Amendment No. 37 to the Schedule 13D is filed herewith as Exhibit 1 to this Schedule 13D.




     NYFS10...:\80\99980\0025\2150\SCH7216X.040